SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2005

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	March 16, 2005 at 7.15 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso acquires remaining minority shareholding in former Sylvester

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso Timber has acquired the remaining 34% shareholding in the Estonian Stora Enso Timber AS, former AS Sylvester, according to the original purchase agreement, and thus has gained 100% ownership of the company. The purchase price is about EUR 42 million.

In February 2003 Stora Enso Timber acquired 66% of Sylvester’s sawmilling operations which later formed Stora Enso Timber’s Baltic Production Group. At the same time Stora Enso acquired 100% of Sylvester’s wood procurement operations. The total purchase price was EUR 121.7 million.

Stora Enso Timber’s production assets in Baltic countries include four sawmills and a component mill in Estonia, one sawmill in Latvia and one in Lithuania. The total production capacity is 1.4 million cubic metres of sawn wood products, of which 0.5 million cubic metres is further processed. The latest investments include a glue laminated beam mill in Imavere and a planing line in Paikuse. Both mills are located in Estonia and will commence production during summer 2005.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

www.storaenso.com

Previous press releases concerning Stora Enso’s Sylvester acquisition available at www.storaenso.com/press

-	15 August 2002: Stora Enso Timber to acquire Estonian sawmilling company

-	19 December 2002: Stora Enso Timber signs agreement to acquire Sylvester

-	21 February 2003: Stora Enso’s Sylvester deal approved by competition authorities

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.4 billion in 2004. The Group has some 45 000 employees in more than 40 countries in five continents and an annual production capacity of 16.4 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2005	STORA ENSO CORPORATION

	By:	/s/ Esko Mäkeläinen
Esko Mäkeläinen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel